Exhibit 99.1

COMMENTS CONCERNING FORWARD LOOKING STATEMENTS

From time to time, we may make “forward-looking” statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls. These “forward looking” statements and comments (which may be oral or written), generally identified with words such as “believe,” “expect,” “anticipate” and similar expressions, are based on our current plans and objectives for future operations, including strategies and initiatives to pursue opportunities and implement measures that we believe will (1) improve the viability of our capital structure; (2) reduce the demand on our surplus capital; and (3) provide the best operating platform to achieve long-term profitability. These statements and comments may also relate to issues involving third parties, such as rating agency actions, which underlie our anticipated future economic performance. These comments are inherently “forward-looking” in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta’s responsibility.

The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta’s ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a “risk factor” in this manner is an inherently uncertain process, as we cannot predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new “risk factors” emerge from time to time, and it is not possible for us to predict all such risk factors. Accordingly, the discussion which follows should not be read as an exhaustive presentation of all potentialities which may cause Vesta’s actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.

BUSINESS RISKS

Our Insurance Company Subsidiaries Statutory Capital Has Declined Significantly Over The Last Several Years, And Various Insurance Departments Are Closely Monitoring Our Financial Condition And Have Indicated That They May Take Regulatory Action If Our Financial Condition Does Not Improve.

Various state insurance regulators have indicated concerns regarding our subsidiary insurance companies’ financial condition and operating performance. These state regulators have informed us that a failure to improve the financial condition of our insurance company subsidiaries could likely result in adverse regulatory action, including but not limited to regulatory supervision of the applicable insurance subsidiaries. Regulatory supervision of the insurance subsidiaries would likely have a material adverse impact on our premium volumes as well as our ability to secure reinsurance. Such an occurrence would result in a significant decrease in our cash flows and would negatively impact our ability to meet our contractual obligations, including our long term debt securities held by third parties.

Our insurance company subsidiaries are subject to risk-based capital standards and other minimum capital and surplus requirements imposed under applicable state laws. The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require our insurance company subsidiaries to report their results of risk-based capital calculations to state departments of insurance and the NAIC.

Any failure by one of our insurance company subsidiaries to meet the applicable risk-based capital or minimum statutory capital requirements imposed by the laws of Texas, Florida, Hawaii or other states where we do business could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation. Although Vesta Fire’s risk-based capital was below company action level as of December 31, 2004 and December 31, 2005, which would have required the Company to submit a plan to address this deficiency, the risk-based capital level was above company action level at March 31, 2006. Nonetheless, various insurance departments are closely monitoring our financial condition and have indicated that they intend to take regulatory action if our financial condition does not improve or if we are otherwise unable to enter into a transaction which will lead to the recapitalization of our insurance companies, either by us or by third parties who wish to acquire them.

Our Business Is Subject To Ratings That Are Beyond Our Control, And Our Current Rating By A.M. Best & Co. Is Not Sufficient To Maintain Our Current Business.

Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company, which assigns 15 ratings to insurance companies ranging from “A++ (Superior)” to “F (in liquidation).” A.M. Best has currently assigned our insurance company subsidiaries ratings of “C++” (Vulnerable), which is below that required of residential property insurers by by most lenders. In the event we are unable to improve our financial condition and our financial strength rating, we anticipate significant deterioration in our premium volume at a rate which is expected to exceed our ability to reduce expenses. Accordingly, we may not be able to achieve future profitability.

We Are Vulnerable to Catastrophic Property Losses

The greatest risk of loss we face in the ordinary course of our personal lines business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii, Florida, Texas and the northeastern United States. Such events negatively impacted our operating results in 2003 and 2004. In the second quarter of 2003, we experienced $18.5 in losses related to a series of hailstorms in the southwestern United States. In the third quarter of 2004, we experienced approximately $66.5 million in losses from a series of hurricanes in Florida and the southeastern United States, which materially and adversely impacted our financial position and results of operation. We can give no assurance that similar losses will not occur in the future. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations. The occurrence of one or more major catastrophes in any given period could have a material and adverse impact on our results of operations and could result in substantial outflows of cash as losses are paid.

We Depend On Independent Agents Who May Discontinue Sales of Our Policies at Any Time, Particularly In Light Of Our Current Financial Condition

Our relationship with our independent agents is perhaps the most important component of our current competitive profile, and these independent agents typically do not do business with companies rated lower than “B” by A.M. Best. Since A.M. Best downgraded our rating to C++ in March of 2006, we have already experienced significant declines in new business applications and modest deterioration in our renewals in most regions, and we expect this deterioration to continue if we are unable to improve our financial condition or if we are otherwise unable to enter into a transaction which will lead to the recapitalization of our insurance companies, either by us or by third parties who wish to acquire them.

The Personal Lines Insurance Business Is Highly Competitive, And We May Not Be Able To Compete Effectively Against Larger, Better Capitalized Companies

Our insurance companies compete with other insurance companies that sell insurance policies through independent agents as well as “direct writer” insurance companies that sell such policies directly to their customers. The largest homeowners and automobile insurance companies include The Allstate Corporation, State Farm Mutual Insurance Company and Farmers Insurance Group. In Texas, we gained market share in 2002 and 2003 primarily as a result of the decision by many or our competitors, including Allstate and Farmers, to abandon market share in Texas. These competitors have tremendous marketing reach and financial resources, and they could attempt to recapture the market share that they abandoned in prior years by aggressive marketing and pricing strategies. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We also believe that the superior capitalization of many of our competitors enables them to market their products more aggressively than we can. To the extent these competitors target our markets, particularly in light of our weakened financial condition, we will likely lose business to them.

We May Be Unable To Support Our Underwriting Capacity And Reduce Insurance Risk Through Reinsurance Arrangements On Favorable Terms.

We use reinsurance to support the underwriting capacity of our insurance company subsidiaries and to limit the risks associated with our insurance policies. Since 2003, we have relied heavily on quota share reinsurance as our statutory capital and surplus has been negatively impacted hurricane losses, hailstorm losses and changes in estimates of reinsurance recoverables. As of December 31, 2004 and again as of December 31, 2005, we were ceding 75% of our gross premium written on most of our residential property book of business, and this quota share has the effect of increasing surplus of our ceding companies while reducing their net premiums written. Our current 75% quota share reinsurance contract expires on July 1, 2006, and the expiration of this quota share without replacement would significantly reduce our statutory surplus and increase our net premiums written. Accordingly, in the absence of a transaction to improve our current financial condition, the expiration of this quota share contract without replacement would adversely affect our subsidiaries’ financial condition.

The availability, cost and structure of reinsurance is subject to prevailing market conditions, which are outside our control. Our recent history of significant losses, restatement of prior period financials, internal control weaknesses and delays in issuing audited financial statements could all adversely affect the availability and pricing of quota share reinsurance in the future.

Our Significant Use Of Quota Share Reinsurance Leaves Us Vulnerable To Uncollectibility Of Reinsurance Recoverables

Further, although a reinsurer is liable to us to the extent we transfer risk to the reinsurer, we remain ultimately liable to our policyholders on all risks reinsured. Consequently, if any of our reinsurers cannot pay their reinsurance obligations, or dispute these obligations, we remain liable to pay the claims of our policyholders. As of December 31, 2004, we had a total of $700.3 million of reinsurance recoverables, and our largest recoverable from a single reinsurer was $80.7.

In addition, in order for our reinsurance contracts to qualify for reinsurance accounting and thereby provide the additional underwriting capacity we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss. If state insurance regulators deem that our existing or future reinsurance contracts do not meet these criteria, our statutory capital and surplus would be negatively affected and we may not be able to retain the business that we currently write.

Our Business Strategy Is To Insure Properties In Underserved Markets, And Our Success Depends Upon Our Ability To Price The Risks We Write Accurately

Our business strategy is to target catastrophe exposed markets or other markets that are underserved by our larger, better capitalized competitors due to a variety of reasons. These markets are typically exposed to catastrophic weather events, such as hailstorms or hurricanes, or to other operational risks, such as high litigation risks or regulatory compliance costs. The results of our operations and the financial condition of our insurance company subsidiaries depend on our ability to underwrite and set premium rates accurately for these and other risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. If we fail to assess accurately the risks that we assume, we may fail to establish adequate premium rates, which could reduce our income and have a material adverse effect on the profitability of our insurance company subsidiaries.

In order to price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	the uncertainties that inherently characterize estimates and assumptions;

•	our selection and application of appropriate rating and pricing techniques; and

•	changes in legal standards, claim settlement practices, medical care expenses and automobile repair costs.

Consequently, we could underprice risks, which would negatively affect our profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, the profitability of our insurance company subsidiaries could be materially and adversely affected.

Our Failure To Pay Claims Accurately Could Adversely Affect Our Business, Financial Results And Capital Requirements.

We must accurately evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately, including the training and experience of our claims representatives, the culture of our claims organization and the effectiveness of our management, our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results and capital requirements.

In addition, if we do not train new claims employees effectively or if we lose a significant number of experienced claims employees, our claims department’s ability to handle an increasing workload as we grow could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, we could suffer decreased quality of claims work, which in turn could lower our operating margins.

Our Results May Be Adversely Affected By Conditions In The States Where Our Business Is Concentrated.

Our residential property book of business is concentrated in the states of Florida, Hawaii, Massachusetts, New Jersey, New York, Rhode Island, South Carolina and Texas. Our revenues and profitability are therefore subject to prevailing regulatory, legal, economic, demographic, competitive and other conditions in these states. Changes in any of these conditions could make it less attractive for us to do business in these states and could have an adverse effect on our results.

We Face Litigation Risks Which, If Decided Adversely To Us, Could Impact Our Financial Results.

We are named as a defendant in a number of lawsuits described more fully in “Business—Legal Proceedings.” Litigation, by its very nature, is unpredictable and the outcome of these cases is uncertain. The precise nature of the relief that may be sought or granted in any lawsuits is uncertain and may, if these lawsuits are determined adversely to us, negatively impact our earnings.

In addition, potential litigation involving new claim, coverage and business practice issues could adversely affect our business by changing the way we price our products, extending coverage beyond our underwriting intent or increasing the size of claims. A recent example of an emerging coverage issue is the growing trend of plaintiffs to challenge homeowners insurers’ ability to denying or limiting coverage available to repair or remediate mold based on policy exclusion language. The effects of this and other unforeseen emerging claim, coverage and business practice issues could negatively impact our revenues or our methods of doing business.

We Rely On Our Information Technology And Telecommunications Systems, And The Failure Of These Systems Could Disrupt Our Operations.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other modeling functions necessary for pricing and product development. As a result, the failure of these systems could interrupt our operations and adversely effect our financial results.

FINANCIAL RISKS

We Are In Technical Default Under The Terms Of Two Indentures, and Either The Trustees Or The Holders Of 25% Aggregate Principal Amount Of The Securities Outstanding Under Either Of These Indentures May Declare An Event Of Default At Any Time.

We are a party to an indenture related to our 8.75% Senior Debentures due 2025 (the Debentures) which requires us to file with the Indenture Trustee our periodic reports required by the Securities Exchange Act of 1934 within 15 days after they are required to be filed with the Securities and Exchange Commission. Since the Company did not file its September 30, 2004 Form 10-Q and its 2004 Form 10-K with the required time, we were in violation of the covenant under this indenture. In addition,, we have not filed our periodic reports for 2005 with the Securities and Exchange Commission in the time required by the Commission’s rules, and, therefore, are in technical default under the terms of this Indenture. Such default will constitute an Event of Default, as defined in the indenture, if (i) the Indenture Trustee delivers notice of default to the Company or (ii) the holders of at least 25% in aggregate principal amount of the debentures outstanding deliver notice of default to the Company and to the Indenture Trustee, and (iii) Company fails to cure or otherwise remedy this default within sixty days of receipt of the notice. If such a notice were to be delivered, we believe the Event of Default could be remedied by the filing of the delinquent reports, but we can give no assurance that the reports could be filed within the sixty day cure period. As of the date of the filing of this report on Form 10-K, neither we nor, to the best of our knowledge, the Indenture Trustee had received any notice of default arising from the delinquency of these reports.

We are also a party to an indenture related to our 8.525% Deferrable Capital Securities due 2027 (the Capital Securities) and the related Amended and Restated Declaration of Trust dated January 31, 1997 of Vesta Capital Trust I. These instruments contain similar provisions to those outlined above. As of the date of the filing of this report on Form 10-K, neither we or, to the best of our knowledge, the Trustees under this Indenture or related Trust Agreement had received any notice of default arising from the delinquency of these reports.

If notice of default were delivered to the Company on the Debentures or the Capital Securities, or both, the Company does not have the funds necessary to repay these obligations. The Company would have to pursue alternative financing, asset sales or capital raising activities. There can be no assurances that the Company could raise the necessary cash to pay the Debentures and/or Capital Securities or that it could on terms acceptable to the Company.

As A Holding Company, We Are Dependent On Our Operating Subsidiaries To Pay Dividends In Order For Us To Meet Our Obligations, And Our Subsidiaries May Be Unable To Pay Dividends Sufficient to Meet Holding Company Obligations

Vesta’s principal source of liquidity and capital resources to meet its holding company obligations is dividends paid by our subsidiaries. Given our organizational structure, we rely on two subsidiaries to pay dividends to our holding company or otherwise fund our holding company obligations – Vesta Fire Insurance Corporation, a Texas domiciled insurer, and J. Gordon Gaines, Inc., a Delaware business corporation. Due to regulatory constraints, we do not expect to be able to pay a dividend from Vesta Fire for the foreseeable future without prior approval. Accordingly, the sources of cash available to our holding company to pay holding company expenses, including principal and interest on outstanding indebtedness, are dividends paid by our management company subsidiary, J. Gordon Gaines, Inc., and its subsidiaries.

J. Gordon Gaines, Inc. provides administrative services to most of our property – casualty insurance subsidiaries in exchange for fees pursuant to a management agreement. Select Insurance Services, Inc., (SIS), a subsidiary of J. Gordon Gaines, Inc., provides services to Texas Select Lloyds Insurance Company as its attorney-in-fact and is compensated pursuant to an Attorney in Fact Agreement. These management companies earn management fees and attorney in fact fees paid by our insurance company subsidiaries, which are largely dependent on the amount of premium written by those companies. A significant deterioration in premium volumes, which we expect in the absence of a transaction that improves our financial condition, could lead to inadequate cash available to our holding company to fund all of its obligations.

These agreements are also subject to certain regulatory standards, which generally require their terms to be fair and reasonable, and regulatory approval. These agreements are reviewed from time to time by the appropriate departments of insurance and it is possible that the terms could be modified to reduce the amounts available to our holding company.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

Although we reinsure a significant portion of potential losses on the policies that we issue, we initially must pay all claims and then seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid that we expect to recover from reinsurers, we can never be certain that we will be able to ultimately collect those amounts. The uncollectability of these amounts may arise from the reinsurer being unable to pay the amounts recoverable, a dispute of our calculation of the amounts recoverable, or a dispute of the terms of the reinsurance treaty.

We Face Risks In Connection With The Material Weakness Resulting From Our Sarbanes-Oxley Section 404 Management Report And Any Related Remedial Measures That We Undertake.

In conjunction with (i) our ongoing reporting obligations as a public company and (ii) the requirements of Section 404 of the Sarbanes-Oxley Act that management report as of December 31, 2004 on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting, we engaged in a process to document, evaluate and test our internal controls and procedures, including corrections to existing controls and additional controls and procedures that we may implement. As a result of this evaluation and testing process, our management identified several material weaknesses in our internal control over financial reporting. See Item 9A. Controls and Procedures for additional disclosure about the material weaknesses. In response to the material weaknesses in our internal control over financial reporting, we have implemented and will continue to implement additional controls and procedures, including modifying many of our controls and financial reporting processes, and standardizing our IT policies and procedures. These efforts could result in increased cost and could divert management attention away from operating our business. As a result of the identified material weaknesses, even though our management believes that our efforts to remediate and re-test our internal control deficiencies have resulted in the improved operation of our internal control over financial reporting, we cannot be certain that the measures we have taken or we are planning to take will sufficiently and satisfactorily remediate the identified material weaknesses in full.

In future periods, if the process required by Section 404 of the Sarbanes-Oxley Act reveals further material weaknesses or significant deficiencies, the correction of any such material weaknesses or significant deficiencies could require additional remedial measures that could be costly and time-consuming. In addition, the discovery of further material weaknesses could also require the restatement of prior period operating results. If a material weakness exists as of a future period year-end (including a material weakness identified prior to year-end for which there is an insufficient period of time to evaluate and confirm the effectiveness of the corrections or related new procedures), our management will be unable to report favorably as of such future period year-end as to the effectiveness of our control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective in any future period (or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls), or if we continue to experience material weaknesses in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price and potentially subject us to litigation.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings

We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation. Due to the inherent uncertainty of estimating reserves, it has been necessary, and will continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and related expenses.

We cannot be sure that our ultimate losses and loss adjustment expenses will not materially exceed our reserves. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations.